

CARDIOME PHARMA CORP.

1441 Creekside Drive, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS

Cardiome to conduct conference call and webcast today,
May 15, 2017 at 4:30 p.m. Eastern (1:30 p.m. Pacific)

Vancouver, Canada, May 15, 2017 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for its first quarter ended March 31, 2017. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Q1 2017 Highlights:

- Cardiome received a Notice of Compliance from Health Canada for its BRINAVESS New Drug Submission ("NDS") and has begun training its Canadian sales force in preparation for a Canadian BRINAVESS launch.
- Cardiome's partner SteadyMed announced the successful completion of its TREVYENT® clinical validation study.
- Cardiome launched XYDALBA™ in France, ahead of schedule, continuing Q4 2016's trend that saw similar earlier-than-expected launches in the UK and Germany.

Commenting on Cardiome's achievements during the quarter, William Hunter, MD, CEO and President of Cardiome, said "The first quarter of 2017 was a quarter of achievement for Cardiome on many important fronts: we are very proud to now have BRINAVESS approved for sale in Canada and, as a result, we have built a new commercial footprint in Canada with an initial focus on selling BRINAVESS and AGGRASTAT. We expect that additional products will be made available to our Canadian sales force over time as we anticipate to file NDS's for both TREVYENT and XYDALBA in 2017 and we are currently negotiating for compelling new medicines for all of our territories, including Canada. We continue to be pleased with our XYDALBA launch across major European markets, with the most recent being our commercial launch in France, and look forward to seeing the uptake of XYDALBA sales in the latter half of 2017.   The first quarter of 2017 unfolded as we expected and we are guiding to meet our annual revenue target of approximately $28 to $30 million. We believe that 2017 will be a pivotal year for Cardiome."

Summary Results

Cardiome recorded a net loss of $6.3 million (basic loss per share of $0.20) for the three months ended March 31, 2017, compared to a net loss of $1.2 million (basic loss per share of $0.06) for the three months ended March 31, 2016. The increase in net loss was primarily due to a decrease in revenue and an increase in selling, general and administration ("SG&A") expense.

Revenue for the three months ended March 31, 2017 was $5.2 million compared to revenue of $7.1 million for the three months ended March 31, 2016. The decrease was due to the timing of distributor sales. During the three months ended March 31, 2016, Cardiome recorded revenue of $1.7 million from an annual order to a distributor. The annual order for 2017 from that distributor will be split into two orders and the Company expects both to be shipped and recorded by the third quarter of this year.

Gross margin for the three months ended March 31, 2017 was 68.5% compared to 79.9% for the three months ended March 31, 2016. The change in gross margin was due to changes in customer mix. A significant portion of the Company's sales during the three months ended March 31, 2017 was to a distributor with lower margins.

SG&A expense for the three months ended March 31, 2017 was $8.2 million compared to $6.3 million for the three months ended March 31, 2016. The increase in SG&A expense was due to expansion of the Company's direct sales force in Europe related to the launch of XYDALBA™ and to the initiation of a Canadian sales force. Additionally, during the three months ended March 31, 2016, there was a decrease to the Company's stock-based compensation expense as a result of market fluctuations in Cardiome's share price resulting in a recovery of $0.7 million. Cardiome expects SG&A to show marginal increases on a quarter over quarter basis for the remainder of 2017 as the Company continues to build the commercial support and regulatory functions required for the advancement of current and pipeline products.

Interest expense was $0.8 million for the three months ended March 31, 2017, compared to $0.4 million for the three months ended March 31, 2016. The increase was due to the term loan agreement which we entered into in the second quarter of 2016. Interest expense was accrued on a long-term debt principal amount of $20.0 million during the three months ended March 31, 2017 compared to a long-term debt principal amount of $10.0 million during the three months ended March 31, 2016.

Liquidity and Outstanding Share Capital

At March 31, 2017, the company had cash and cash equivalents of $19.4 million. As of May 12, 2017, there were 31,927,294 common shares issued and outstanding, and 2,844,557 common shares issuable upon the exercise of outstanding stock options (of which 1,464,083 were exercisable) at a weighted average exercise price of CAD $5.32 per share, and 98,288 restricted share units outstanding.

Cardiome today announced that it has amended its term loan agreement with CRG-managed funds. Under the terms of the original term loan agreement, CRG provided $20.0 million to the Company. The Amended Agreement provides Cardiome with up to $50.0 million of available borrowing capacity. Under the terms of the Amended Agreement, CRG will provide an additional $10.0 million to the Company on the effective date of the Amended Agreement. Two additional tranches of $10.0 million each are available to the Company subject to certain conditions. The loan matures on March 31, 2022. Cardiome plans to use these proceeds for business development purposes.

Conference Call
Cardiome will hold a teleconference and webcast on May 15, 2017 at 4:30pm Eastern (1:30pm Pacific). To access the conference call, please dial **416-764-8688** or **888-390-0546** and use conference ID **43344320**. The webcast can be accessed through Cardiome's website at www.cardiome.com or through the following link:

http://event.on24.com/r.htm?e=1406993&s=1&k=FF64CDC3C5683806208282926DAB0CD1

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through June 5, 2017. Please dial 416-764-8677 or 888-390-0541 and enter code 344320 # to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe, Canada, and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and

ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner Amomed in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CARDIOME PHARMA CORP.

Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except share amounts)

	March 31, 2017	December 31, 2016
Assets		
Current assets:		
Cash and cash equivalents	$ 19,373	$ 26,758
Restricted cash	2,767	2,547
Accounts receivable, net of allowance for doubtful accounts of $103 (2016 - $97)	5,493	6,154
Inventories	5,725	4,618
Prepaid expenses and other assets	1,489	1,302
	34,847	41,379
Property and equipment	512	548
Intangible assets	23,732	24,352
Goodwill	318	318
Deferred income tax assets	460	460
	$ 59,869	$ 67,057
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 7,255	$ 8,021
Current portion of deferred consideration	2,217	2,815
Current portion of deferred revenue	185	182
	9,657	11,018
Long-term debt, net of unamortized debt issuance costs	19,437	19,391
Deferred revenue	2,369	2,381
Other long-term liabilities	235	243
	31,698	33,033
Stockholders' equity:		
Common stock	345,170	344,928
Authorized - unlimited number without par value		
Issued and outstanding – 31,927,294 (2016 – 31,884,420)		
Additional paid-in capital	35,964	35,812
Deficit	(369,387)	(363,054)
Accumulated other comprehensive income	16,424	16,338
	28,171	34,024
	$ 59,869	$ 67,057

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	
	March 31, 2017	March 31, 2016
Revenue:		
Product and royalty revenues	$ 5,153	$ 7,043
Licensing and other fees	46	47
	5,199	7,090
Cost of goods sold	1,636	1,425
Gross margin	3,563	5,665
Expenses:		
Selling, general and administration	8,220	6,268
Amortization	835	528
	9,055	6,796
Operating loss	(5,492)	(1,131)
Other expense:		
Interest expense	787	405
Other expense	78	224
Foreign exchange gain	(67)	(571)
	798	58
Loss before income taxes	(6,290)	(1,189)
Income tax expense	43	45
Net loss	$ (6,333)	$ (1,234)
Other comprehensive income (loss):		
Foreign currency translation adjustments	86	(294)
Comprehensive loss	$ (6,247)	$ (1,528)
Loss per common share		
Basic	$ (0.20)	$ (0.06)
Diluted	$ (0.20)	$ (0.09)
Weighted average common shares outstanding		
Basic	31,893,442	20,299,298
Diluted	31,893,442	20,383,562

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Three months ended	
	March 31, 2017	March 31, 2016
Operating activities:		
Net loss	$ (6,333)	$ (1,234)
Items not affecting cash:		
Amortization	835	528
Amortization of deferred financing fees	46	89
Stock-based compensation expense (recovery)	393	(713)
Write-down of inventory	70	-
Unrealized foreign exchange loss	(172)	(186)
Changes in operating assets and liabilities:		
Restricted cash	(196)	(298)
Accounts receivable	729	(1,322)
Inventories	(1,131)	(35)
Prepaid expenses and other assets	(183)	(503)
Deferred revenue	(46)	(47)
Accounts payable and accrued liabilities	(848)	(1,487)
Other long-term liabilities	(8)	(8)
Net cash used in operating activities	(6,844)	(5,216)
Investing activities:		
Purchase of property and equipment	-	(9)
Purchase of intangible assets	(12)	(15)
Net cash used in investing activities	(12)	(24)
Financing activities:		
Issuance of common stock	-	841
Share issue costs	-	(23)
Issuance of common stock upon exercise of stock options	20	-
Income tax withholding payments on vesting of restricted share units	(2)	(2)
Financing fees on issuance of long-term debt	-	(28)
Repayment of long-term debt	-	(1,000)
Payment of deferred consideration	(598)	(508)
Net cash used in financing activities	(580)	(720)
Decrease in cash and cash equivalents during the period	(7,436)	(5,960)
Effect of foreign exchange rate changes on cash and cash equivalents	51	(164)
Cash and cash equivalents, beginning of period	26,758	17,661
Cash and cash equivalents, end of period	$ 19,373	$ 11,537
Supplemental cash flow information:		
Interest paid	$ 747	$ 320
Cash paid (received) for income taxes	(388)	34

For Further Information:
David Dean
Cardiome Investor Relations
(604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928
Email: ddean@cardiome.com

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